INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 20, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-275747)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeff Long of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 7, 2023, and by Mr. Jeff Foor of the staff of the Commission on January 2, 2024, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of KL Allocation Fund (the “Acquired Fund”), a series of Investment Managers Series Trust, into AXS Astoria Inflation Sensitive ETF (the “Acquiring Fund”), a series of the Registrant. The Acquired Fund and the Acquiring Fund are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Registrant’s Form N-14 registration statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Shareholder Letter

1.	Please highlight the last two sentences of the first paragraph.

Response: The Registrant has bolded the last two sentences of the first paragraph as requested.

2.	In the first bullet point under the first paragraph, please add the parenthetical from the second bullet point which states “(which will generally result in the recognition of gain or loss by the Acquired Fund shareholder for federal income tax purposes)” to the sentence which states “[i]f your financial intermediary does not have a policy to hold fractional shares of exchange-traded funds (“ETFs”),you will receive cash from your financial intermediary in lieu of fractional shares.”

Response: The Registrant has revised the sentence as follows:

If your financial intermediary does not have a policy to hold fractional shares of exchange-traded funds (“ETFs”), you will receive cash from your financial intermediary in lieu of fractional shares (which will generally result in the recognition of gain or loss for federal income tax purposes).

3.	The first sentence of the second paragraph states “[n]otwithstanding the foregoing, under certain circumstances, e.g., if the Acquired Fund shares held in Non-Qualifying Accounts represent too large of a percentage of the outstanding Acquired Fund shares, and/or if the liabilities of the Acquired Fund to be assumed by the Acquiring Fund are too significant, by value, as compared to the aggregate value of the Acquired Fund, it may become unclear whether the proposed Reorganization would qualify as a tax-deferred transaction for U.S. federal income tax purposes.” In your written response, please explain how likely this is to occur and what it represents, and if further clarification is needed, please provide additional disclosure in the Shareholder Letter.

Response: The Acquiring Fund is an ETF. Certain shareholders of the Acquired Fund may hold Acquired Fund shares in accounts that are not permitted to hold ETF shares. As a result of this restriction and as discussed elsewhere in the N-14, Acquired Fund shares held in those non-qualifying accounts at the time of the reorganization will be redeemed for cash rather than exchanged for shares of the Acquiring Fund. If more than 10% of the outstanding Acquired Fund shares are held in non-qualifying accounts at the time of the reorganization and are therefore redeemed for cash at the time of the reorganization, there is risk that the reorganization would not qualify as a “reorganization” for U.S. federal income tax purposes. The Acquired Fund is consulting with its shareholders and financial intermediaries to determine how many shares are held through non-qualifying accounts. These efforts are ongoing, but, as of the date of this response, the Acquired Fund has not yet identified any shareholders that hold shares through non-qualifying accounts. It is possible that shareholders holding Acquired Fund shares through non-qualifying accounts, if any, may transfer their shares to accounts that are permitted to hold ETF shares or may redeem their Acquired Fund shares in advance of the reorganization. Any such transfers and redemptions would generally reduce the risk that the reorganization might not qualify as a “reorganization” for U.S. federal income tax purposes.

If any Acquired Fund shareholders who currently hold shares through non-qualifying accounts receive cash in the reorganization as described above, the liabilities of the Acquired Fund will need to be treated as cash consideration for certain purposes in determining whether the reorganization qualifies as a “reorganization” for U.S. federal income tax purposes. It is currently expected that any such liabilities will be de minimis at the effective time of the reorganization. Accordingly, any liabilities of the Acquired Fund existing at the time of the reorganization are not expected to be problematic for tax purposes, absent significant cash redemptions of Acquired Fund shares held through non-qualifying accounts in the reorganization.

Questions & Answers

4.	With respect to the question “Will there be any portfolio repositioning or other costs in connection with the Reorganization?” the answer states “[t]he repositioning is expected to be effected in in-kind transactions with Authorized Participants and no transaction costs are expected to be incurred by the Acquiring Fund in connection with the repositioning.” In your written response, please explain to the staff how the process will work and how the Authorized Participants absorb all the repositioning costs.

Response: To reposition its portfolio after the Reorganization, the Acquiring Fund intends to engage with authorized participants and utilize the in-kind basket process to facilitate the acquisition and disposition of securities that would otherwise be purchased or sold by the Acquiring Fund. In particular, the Acquiring Fund intends to (i) acquire securities it wishes to hold from one or more authorized participants in-kind, in exchange for shares of the Acquiring Fund and (ii) deliver securities it does not wish to hold to one or more authorized participant(s) in-kind, in exchange for shares of the Acquiring Fund.

For any securities which are part of the in-kind process, the authorized participant(s) will incur the costs of (a) acquiring the basket of securities that will be provided to the Acquiring Fund in exchange for shares of the Acquiring Fund and (b) disposing of the securities received from the Acquiring Fund in exchange for shares of the Acquiring Fund. The fund may incur minimal transaction costs due to securities which cannot be included via the in-kind process.

5.	With respect to the response to the question “How will this Reorganization affect me as a shareholder?” please bold the sentence which states “[i]n addition to being treated as taxable income, in some cases, the cash payment may also be subject to a 10% early distribution tax for IRAs.”

Response: The Registrant has bolded the sentence as requested.

Combined Proxy Statement and Prospectus

6.	In the Proxy Statement, it appears the word “Sensitive” was dropped from the Acquiring Fund’s name. Please correct references to the name “AXS Astoria Inflation Sensitive ETF” where applicable.

Response: The Registrant has corrected references to AXS Astoria Inflation Sensitive ETF where applicable.

7.	Please include performance figures for the Acquiring Fund that are stated as of December 31, 2023. In addition, please confirm the performance shown in the bar chart for the Acquiring Fund.

Response: The Registrant has provided updated performance information as of December 31, 2023, for both Funds. Please see Attachment A. The Registrant confirms the Acquiring Fund performance information in Attachment A is correct.

8.	Please confirm in the response letter whether the Acquiring Fund’s advisor has the right or ability to seek reimbursement of fees waived or payments made by the Acquired Fund’s advisor prior to the Reorganization. If so, please address the following in the response letter (a) how did the board conclude that it was appropriate to agree to permit this recoupment by the new adviser after the reorganization who didn’t previously waive the fees, and (b) how did the board make the conclusion that this was not an unfair burden under 15(f) of the 1940 Act, as part of its 15(f) analysis.

Response: The Registrant confirms that the Acquiring Fund’s advisor will not seek reimbursements of fees waived or reimbursements made by Acquired Fund’s advisor prior to the Reorganization.

9.	With respect to the discussion under “Board Considerations Relating to the Proposed Reorganization,” did the Board consider the Funds’ performance? If so, please add disclosure regarding the Board’s considerations.

Response: The Registrant has added the following bullet point to the disclosure:

•	information regarding the performance of the Acquiring Fund set forth in its prospectus, including how the Acquiring Fund’s performance compared to its benchmark indices;

10.	IMST II has five trustees, two of whom as considered “interested persons’ as that term is defined under the 1940 Act. Please explain how the board of IMST II satisfies the provisions of Section 15(f).

Response: The Registrant confirms the Board currently satisfies the relevant provision of Section 15(f). In particular, Section 15(f) requires that, during the three-year period following the transaction, at least 75% of the Fund’s board of trustees must not be “interested persons” of the investment advisor or predecessor investment advisor within the meaning of Section 2(a)(19) of the 1940 Act.

None of the IMST II trustees are currently interested persons of AXS, the Acquiring Fund’s investment advisor, or Knowledge Leaders, the Acquired Fund’s investment advisor.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

Attachment A

KL Allocation Fund

Calendar-Year Total Return (before taxes) for Institutional Class Shares

For each calendar year at NAV

Best and Worst Quarter Returns (for the period reflected in the bar chart above)

	Return	Quarter/Year
Highest Return	9.88%	06/30/2020
Lowest Return	(8.94%)	06/30/2022

Average Annual Total Returns for the Periods Ended December 31, 2023

Acquired Fund – KL Allocation Fund Institutional Class	One Year	Five Years	Ten Years
Return Before Taxes	5.71%	3.26%	3.11%
Return After Taxes on Distributions*	5.05%	1.77%	1.85%
Return After Taxes on Distributions and Sale of Fund Shares*	3.84%	2.34%	2.29%
Morningstar Developed Markets Large-Mid Cap Index (reflects no deduction for fees, expenses or taxes)	23.43%	12.50%	8.46%
Morningstar US Treasury Bond Index (reflects no deductions for fees, expenses or taxes)	3.90%	0.51%	1.23%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of shares of the Fund at the end of the measurement period.

AXS Astoria Inflation Sensitive ETF

Calendar-Year Total Return (before taxes)

For each calendar year at NAV

Best and Worst Quarter Returns (for the period reflected in the bar chart above)

	Return	Quarter/Year
Highest Return	13.98%	12/31/2022
Lowest Return	(17.42%)	06/30/2022

Average Annual Total Returns for the Periods Ended December 31, 2023

Acquiring Fund – AXS Astoria Inflation Sensitive ETF	One Year	Since Inception (12/29/2021)
Return Before Taxes	11.77%	7.84%
Return After Taxes on Distributions*	10.37%	6.81%
Return After Taxes on Distributions and Sale of Fund Shares*	6.89%	5.63%
AXS Astoria Blended Benchmark Index ** (reflects no deduction for fees, expenses or taxes)	14.05%	0.97%
Bloomberg Commodity Total Return Index	(7.91%)	2.86%
Bloomberg U.S. TIPS 1-3 Year (USD) Index (reflects no deduction for fees, expenses or taxes)	4.64%	1.39%
MSCI ACWI (Net) Index (reflects no deduction for fees, expenses or taxes)	22.20%	(0.22%)

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of shares of the Fund at the end of the measurement period.

**	The AXS Astoria Blended Benchmark Index is comprised 70% MSCI All Country World Index, 20% Bloomberg Commodity Total Return Index, and 10% Bloomberg US TIPS 1-3 Year Index.